Meenal Singh
Vice President
US Market Surveillance

August 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 10, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from COLLECTIVE MINING LTD. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,